

Hilltop Securities Independent Network Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule
17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilltop Securities Independent Network Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas	TX	75270
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214-859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

2121 N. Pearl Street	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave Geschke _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilltop Securities Independent Network Inc. _____, as of December 31 _____, 20 2018 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President and Chief Executive Officer
_____
Title

_____
Notary Public



VILMA I GALVAN
Notary Public, State of Texas
Comm. Expires 02-17-2022
Notary ID 10749327

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Hilltop Securities Independent Network Inc.
Index
December 31, 2018

Report of Independent Registered Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations... 3

Statement of Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements... 6

Supplemental Schedules

Supplemental Schedule 1 – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Futures Trading Commission................. 14

Supplemental Schedule II – Computation of Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934... 15



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Hilltop Securities Independent Network Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hilltop Securities Independent Network Inc. (the "Company") as of December 31, 2018, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas
February 21, 2019

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, 2121 N Pearl St., Dallas, Texas 75201
T: (214) 999-1400, F. (214) 754-7991, www.pwc.com/us

Hilltop Securities Independent Network Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	6,000
Securities owned, at fair value		3,354,843
Clearing deposit with affiliate		300,000
Receivable from affiliate		1,162,417
Fixed assets, net of accumulated depreciation of $75,963		206,475
Prepaid FINRA registration fee		229,265
Deferred tax asset, net		125,388
Prepaid and other assets		479,485
Total assets	$	5,863,873

Liabilities and Stockholder's Equity

Accounts payable and other liabilities	$	317,706
Payable to affiliate		202,845
Total liabilities		520,551
Common stock without par value. Authorized 1,000,000 shares, issued and outstanding 10,000 shares, $1,000 stated value		1,000
Additional paid-in capital		1,642,083
Retained earnings		3,700,239
Total stockholder's equity		5,343,322
Total liabilities and stockholder's equity	$	5,863,873

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Operations
Year Ended December 31, 2018

Revenues:		
Commissions	$	11,894,716
Insurance revenue		8,027,485
Investment banking, advisory and administrative fees		5,723,121
12b-1 fees		5,683,840
Interest		66,644
Other		1,322,950
Total revenues		32,718,756
Expenses:		
Commissions and other employee compensation		28,251,544
Occupancy, equipment and computer service costs		1,166,518
Floor brokerage and clearing organization charges		513,852
Legal fees, reserves and settlements		453,404
Advertising and promotional		189,487
Communications		70,465
Other		458,003
Total expenses		31,103,273
Income before income tax expense		1,615,483
Income tax expense		363,702
Net income	$	1,251,781

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2018

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2017	10,000	$ 1,000	$ 1,635,077	$ 2,448,458	$ 4,084,535
Net income	-	-	-	1,251,781	1,251,781
Restricted stock plan	-	-	7,006	-	7,006
Balance at December 31, 2018	10,000	$ 1,000	$ 1,642,083	$ 3,700,239	$ 5,343,322

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Independent Network Inc.
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	1,251,781
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		30,690
Compensation expense for restricted stock		7,006
Deferred income tax expense		41,663
Changes in operating assets and liabilities:		
Securities owned, net		(28,007)
Income taxes payable/receivable		(130,843)
Prepaid and other assets		(101,434)
Receivable/payable to affiliate		(1,237,589)
Accounts payable & other accrued liabilities		306,976
Net cash provided by operating activities	$	140,243
Cash flow from investing activities:		
Purchase of fixed assets	$	(140,243)
Net cash used in investing activities	$	(140,243)
Cash flow from financing activities:		
No cashflow from financing activities	$	-
Net cash used in financing activities	$	-
Net change in cash	$	-
Cash at beginning of year	$	6,000
Cash at end of year	$	6,000
Supplemental cash flow disclosures		
Cash paid for interest	$	-
Cash paid for taxes	$	452,415

The accompanying notes are an integral part of this financial statement.

1. **Organization**

    General
    Hilltop Securities Independent Network Inc. (the "Company"), a Texas company, is a wholly owned subsidiary of Hilltop Securities Holdings LLC ("Securities Holdings"), a wholly owned subsidiary of Hilltop Holdings Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Exchange Act"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

    The Company contracts with individual licensed registered representatives who conduct their securities business through the Company. These contract-registered representatives are responsible for their own direct expenses. All customer transactions are cleared through an affiliate broker/dealer, Hilltop Securities Inc. ("HTS"), on a fully disclosed basis. Accordingly, the Company claims exemption from Exchange Act Rule 15c3-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act Rule 15c3-3") under Section (k)(2)(ii) of this rule. HTS also provides all accounting, administrative services, management services and office facilities to the Company in accordance with an expense sharing agreement in the amount of $50,000 per year. Based on a clearing agreement (the "Clearing Agreement") between HTS and the Company, the Company pays a clearing fee to HTS for handling all trades for the Company and has a deposit with HTS for $300,000. Additionally, HTS collects all revenues and pays all expenses on behalf of the Company. The net effects of these transactions are recorded in either receivable from affiliate or payable to affiliate on the Statement of Financial Condition. The amount of clearing fees paid to HTS for the Company's trades for the year ended December 31, 2018 was $513,852.

    On the Statement of Financial Condition, the total receivable from HTS is $1,162,417 and the total payable to Securities Holdings is $202,845.

    The Company received insurance revenue from Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. of $8,027,485 for the year ended December 31, 2018. Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. are affiliates of the Company. These entities hold insurance agency licenses for the purpose of facilitating the sale of insurance and annuity products. The Company retains no underwriting risk related to the insurance and annuity products sold.

    The Company makes loans to registered representatives, primarily to assist with the transition to the Company's platform. The amount of loans to the registered representatives is included in other assets in the Statement of Financial Condition in the amount of $314,470.

2. **Summary of Significant Accounting Policies**

    Securities Owned, at fair value
    Marketable securities are valued at fair value based on quoted market prices for similar assets or liabilities in active markets. The increase or decrease in net unrealized appreciation or depreciation of securities owned, if any, is credited or charged to operations. At December 31, 2018, securities owned consisted of money market investments of $3,354,843.

Fixed Assets and Depreciation

Fixed assets are comprised of furniture and equipment ($227,360) and leasehold improvements ($55,078) which are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Revenue Recognition

On January 1, 2018, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. Interest revenue is not within the scope of ASC 606.

The Company's revenue recognition policies were affected upon adoption of ASC 606. Specifically, the new guidance required changes to the principal versus agent conclusion for certain advisory revenues and expenses which, as of January 1, 2018, are recorded on a gross basis while legacy guidance required these revenues to be recognized net of the related expenses. Conversely, certain contract costs related to the Company's operations are now netted against the revenues while the legacy guidance required these revenues and expenses to be recognized on a gross basis. These changes did not have a material effect on the Company's financial statements during 2018. As the measurement and timing of revenue recognition was not affected for any of the Company's revenue streams, the implementation of the new guidance had no impact on opening retained earnings as of January 1, 2018.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance

The Company receives commissions from the sale of insurance policies. The commissions are received in the form of up front commissions that are received upon the initial sale of the insurance product to the customer. Additional commissions are received over a stated period of time as long as the Company is the broker/dealer of record and the contract is viable. These commissions are variable in nature and the Company has determined that the additional commissions received subsequent to those received on the sale date are constrained and are only recognized as revenue to the extent that it is probable that a significant reversal will not occur when any uncertainty in the amount received from the carriers is ultimately resolved. The Company is unable to estimate these

subsequent commissions due to the large number and broad range of possible amounts unknown at the time of the sale of the policy to the customer. As a result these amounts are recognized as revenue upon receipt of payment from the insurance carriers.

Investment Banking, Advisory and Administrative Fees
The Company receives a management fee received in connection with management and investment advisory services performed for separately managed accounts. The performance obligation related to the transfer of these services is satisfied over time. These fees are recorded when earned based on the period-end assets in the accounts. Though these fees are variable in nature, the Company has determined that the fees are not constrained and are recognized as revenue during the period in which the services are provided.

12b-1 fees
As a mutual fund distributor, the Company incurs distribution costs and receives 12b-1 fees for marketing and distribution of mutual funds from the fund as compensation for these costs. The fees received from the fund are based on the assets/positions held by the Company at the end of the specified period notated in the contract. As these fees are variable in nature, Company management has determined that the fees are 100% constrained and is unable to estimate the total amount earned from these transactions due to a broad range of possible amounts. These amounts are constrained until the fee becomes known, upon receipt of funds from the mutual fund providers. Revenue from 12b-1 fees are recognized at a point in time when the fees become known, which is dictated by the contract payout terms, (i.e. weekly, bi-monthly, monthly and quarterly.)

Other Revenue
Other revenue includes customer custody fees and shareholder services fees received from the Company's mutual fund providers. Revenue from custody fees is recognized in the same manner as discussed above for Commissions. Revenue for the shareholder services fees is variable in nature and predicated on the initial mutual fund transaction with the Company's customer. The Company has determined that the shareholder services fees are constrained and are only recognized as revenue to the extent that it is probable that a significant reversal will not occur when any uncertainty in the amount received from the mutual fund is ultimately resolved. The Company is unable to estimate these fees as management has determined that these fees are highly susceptible to factors outside the Company's control and influence. As a result, these amounts are recognized as revenue upon receipt of payment from the mutual fund providers.

Contract Costs
The Company pays fees to outside third parties for platform administration and model implementation associated with its management and investment advisory services. In regard to these services, the Company has determined that it is the principal in regard to the administrative services performed. Therefore, any revenue and expenses are reported gross on the Statement of Operations.

Amounts collected on behalf of third parties, such as postage fees, are not included in the transaction price as they are collected from the customer to cover the cost of sending out customer correspondence. The Company has determined that it acts as an agent in these transactions as it is collecting the postage on behalf of a third party. As a result, the fees associated with the postage for customer correspondence are netted against the funds received from the customer for this service, which are included in other revenue on the Statement of Operations.

Cash Flow Reporting

For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in bank accounts. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At December 31, 2018, the cash balances did not exceed the federally insured limit.

Income Taxes

The Company files a consolidated federal income tax return with its Parent. For purposes of these financial statements, income taxes are computed on the benefits-for-loss method.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments

Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available. The Company does not have any assets or liabilities utilizing Level 1 inputs.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. All of the Company's securities owned portfolio are valued using Level 2 inputs

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The Company does not have any assets or liabilities categorized as Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned Portfolio. Securities classified as Level 2 securities primarily consist of money market instruments whose value is based on quoted market prices for similar assets or liabilities in active markets.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has performed an evaluation of subsequent events from January 1, 2019 through February 21, 2019, the date of issuance of the financial statements. There have been no subsequent events that would require recognition or disclosure in the financial statements as of December 31, 2018.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the larger of $250,000 or 1/15 of aggregate indebtedness. At December 31, 2018, the Company had net capital of $3,073,194 which was $2,823,194 in excess of its minimum net capital requirement at that date. At December 31, 2018, the Company had aggregate indebtedness of $520,551. Aggregate indebtedness as a percentage of net capital was 17% at December 31, 2018.

4. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy securities owned, at fair value as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Money market instruments	$ -	$ 3,354,843	$ -	$ 3,354,843

Hilltop Securities Independent Network Inc.
Notes to Financial Statements
December 31, 2018

5. **Income Taxes**

Income tax expense for the year ended December 31, 2018, (effective rate of 22.5%) differs from the amount that would otherwise have been calculated by applying the U.S. federal corporate tax rate (21%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$	339,251
State income taxes, net of federal benefit		24,729
Other, net		(278)
	$	363,702

Income taxes as set forth in the statement of operations consist of the following components:

Federal and state

Current:			
Federal	$ 295,705		
State	26,334		
		$	322,039
Deferred:			
Federal	36,694		
State	4,969		
			41,663
Total income taxes		$	363,702

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of December 31, 2018 are presented below:

Deferred tax assets:		
Realized built-in loss carryforward	$	130,835
Net operating loss carryforward		32,525
Compensation and benefits		7,391
Total gross deferred tax asset		170,751
Deferred tax liabilities:		
Fixed assets		(42,143)
Prepaid expenses		(3,220)
Net deferred tax asset	$	125,388

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company will establish a valuation allowance. At December 31, 2018, the Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's past history of profitability and future earnings projections, that a valuation allowance was not required.

At December 31, 2018, the Company had recognized built-in losses ("RBIL") of $130,835 from the 2015 merger with the Parent. The RBILs are expected to be fully realized prior to any expiration. At December 31, 2018, the Company had net operating loss carryforwards for state income tax purposes of $41,171, tax effected. These net operating loss carryforwards expire in 2030 and later years. The Company expects to realize these net operating loss carryforwards through the implementation of certain tax planning strategies, core earnings, and reversal of timing differences.

The Company has no uncertain tax positions. Interest and penalties incurred related to tax matters are charged to other interest expense or other noninterest expense, respectively. There were no interest or penalties during the year ended December 31, 2018. With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2015.

The amount of current federal and state taxes receivable from the Parent included in prepaid and other assets on the Statement of Financial Condition was $135,700 and $13,488, respectively, at December 31, 2018.

6. **Financial Instruments with Off-Balance-Sheet Risk**

The Company clears all of its securities transactions through HTS on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with HTS. Pursuant to the terms of the agreement between the Company and HTS, HTS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations and the right to rehypothecate the securities held.

At December 31, 2018, the Company is not aware of any losses for which it will be charged by HTS. At December 31, 2018, the Company has recorded no liabilities with regard to this right.

7. **Employee Benefits**

Effective August 21, 2015, the Parent's Board awarded certain executives and key employees a total of 1,667 restricted shares of common stock. These awards and the associated costs are amortized over a vesting period of three years. The grant date fair value of these awards was $19.86 per share resulting in expected compensation expense of $33,100.

At December 31, 2018, the Company had no unrecognized compensation expense related to restricted stock grants as the grant made August 21, 2015 is fully vested. For the year ended December 31, 2018, the Company has recognized compensation expense of $7,006 for all restricted stock granted to the Company's employees.

8. **Commitments and Contingencies**

In the general course of its brokerage business, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

Supplemental Schedules

Hilltop Securities Independent Network Inc.
Supplemental Schedule I — Computation of Net Capital Pursuant to Rule 15c3-1 of The Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Futures Trading Commission
December 31, 2018

Total stockholder's equity from the statement of financial condition		$ 5,343,322
Deductions and/or charges - nonallowable assets		
Receivables from affiliates	$ (1,162,417)	
Fixed assets, net	(206,475)	
Prepaid FINRA registration fee	(229,265)	
Deferred tax asset, net	(125,388)	
Prepaid and other assets	(479,485)	(2,203,030)
Net capital before haircuts		3,140,292
Haircuts on securities positions		(67,098)
Net capital		3,073,194
Net capital requirement (larger of 1/15 of aggregate indebtedness or $250,000)		250,000
Excess net capital		$ 2,823,194
Aggregate indebtedness		$ 520,551
Ratio of aggregate indebtedness to net capital		16.9%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2018 filed by the Company with the Financial Industry Regulatory Authority on January 25, 2019.

Hilltop Securities Independent Network Inc.
Supplemental Schedule II – Computation of Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2018

The Company claims exemption from SEC Exchange Act Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

Hilltop Securities Independent Network Inc.'s Exemption Report

Hilltop Securities Independent Network Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018, without exception.

Hilltop Securities Independent Network Inc.

I, David Geschke, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Chief Executive Officer

February 21, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Hilltop Securities Independent Network Inc.

We have reviewed Hilltop Securities Independent Network Inc.'s assertions, included in the accompanying Hilltop Securities Independent Network Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Dallas, Texas
February 21, 2019

PricewaterhouseCoopers LLP, 2121 N Pearl St., Dallas, Texas 75201
T: (214) 999-1400, F. (214) 754-7991, www.pwc.com/us